

November 18, 2011

Via E-mail
Mr. Alan Fine
Vice President of Finance
Roomlinx, Inc.
2150 W. 6th Ave., Unit H
Broomfield, Colorado 80020

> **Re:** **Roomlinx, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 1, 2011**
> **Form 10-K/A for the fiscal year ended December 31, 2010**
> **Filed May 18, 2011**
> **File No. 0-26213**

Dear Mr. Fine:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2010

Consolidated Statements of Cash Flows, page 38

1. Tell us the nature of the negative debt discount and why it is accounted for as a negative adjustment to reconcile net loss to net cash used by operating activities.

Leases receivable, page 42

2. It does not appear that at the inception of the lease, you recorded unearned income to be recognized ratably into income over the term of the direct financing lease. Citing your basis in the accounting literature, please tell us why it is appropriate to record revenues in

full at the completion of the installation or at the inception of the lease. Please advise or revise.

<u>Revenue Recognition, page 43</u>

3. Refer to your revenue recognition policy on VOD equipment sales and installation. Tell us why you debit cost of sales for the amount of the monthly receivable payment. Refer to your basis in the accounting literature.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3384 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director